Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

INSIDE INFORMATION

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER ENDED SEPTEMBER 30, 2025

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Tuya Inc. (“Tuya” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the three months ended September 30, 2025.

The Company is pleased to announce the unaudited condensed consolidated results of the Group for the three months ended September 30, 2025 (the “Q3 Results”) published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

The Q3 Results have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which are different from the International Financial Reporting Standards.

Attached hereto as Schedule I is the full text of the press release issued by the Company on November 24, 2025 (U.S. Eastern Time) in relation to the Q3 Results, some of which may constitute material inside information of the Company.

* For identification purposes only

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

The Company’s shareholders and potential investors are advised not to place undue reliance on the Q3 Results and to exercise caution in dealing in securities in the Company.

By Order of the Board Tuya Inc. WANG Xueji Chairman

Hong Kong, November 24, 2025

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

SCHEDULE I

Tuya Reports Third quarter 2025 Unaudited Financial Results

SANTA CLARA, Calif., November 24, 2025/PRNewswire/－ Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading AI cloud platform service provider, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights

●	Total revenue was US$82.5 million, up approximately 1.1% year-over-year (3Q2024: US$81.6 million).

●	Platform-as-a-service (“PaaS”) revenue was US$59.2 million, up approximately 2.4% year-over-year (3Q2024: US$57.9 million).

●	Software-as-a-service (“SaaS”) and others revenue was US$11.5 million, up approximately 15.4% year-over-year (3Q2024: US$9.9 million).

●	Smart solution revenue was US$11.8 million, down approximately 14.6% year-over-year (3Q2024: US$13.8 million).

●	Overall gross margin was 48.3%, up 2.3 percentage point year-over-year (3Q2024: 46.0%). Gross margin of PaaS increased to 48.8%, up 1.9 percentage points year-over-year (3Q2024: 46.9%).

●	Operating margin was 4.6%, improved by 25.6 percentage points year-over-year (3Q2024: negative 21.0%). Non-GAAP operating margin was 10.8% (3Q2024: 9.1%).

●	Net margin was 18.2%, improved by 23.6 percentage points year-over-year (3Q2024: negative 5.4%). Non-GAAP net margin was 24.4% (3Q2024: 24.7%).

●	Net profits were US$15.0 million, compared to a loss of US$4.4 million in the same period of 2024. Non-GAAP net profits were US$20.1 million (3Q2024: US$20.1 million).

●	Net cash generated from operating activities was US$30.0 million, up approximately 25.7% year-over-year (3Q2024: US$23.9 million).

●	Total cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,026.5 million as of September 30, 2025, compared to US$1,016.7 million as of December 31, 2024.

For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Third Quarter 2025 Operating Highlights

●	PaaS customers[1] for the third quarter of 2025 were approximately 2,200 (3Q2024: approximately 2,200). Total customers for the third quarter of 2025 were approximately 3,100 (3Q2024: 3,100).

●	Premium PaaS customers[2] for the trailing 12 months ended September 30, 2025 were 280 (3Q2024: 286). In the third quarter of 2025, the Company’s premium PaaS customers contributed approximately 88.0% of its PaaS revenue (3Q2024: approximately 85.6%).

●	Dollar-based net expansion rate (“DBNER”)[3] of PaaS for the trailing 12 months ended September 30, 2025 was 109% (3Q2024: 124%).

●	Registered AI developers were over 1,622,000 as of September 30, 2025, up 23% from approximately 1,316,000 developers as of December 31, 2024.

1.	The Company defines a PaaS customer for a given period as a customer who has directly placed orders for PaaS with the Company during that period.

2.	The Company defines a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of PaaS revenue during the immediately preceding 12-month period.

3.	The Company calculates DBNER of PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for PaaS during that period), and then calculating the quotient from dividing the PaaS revenue generated from such customers in the current trailing 12-month period by the PaaS revenue generated from the same group of customers in the prior 12-month period. The Company’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Company’s customer mix, among other things. DBNER indicates the Company’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “Amid ongoing global trade uncertainties, Tuya delivered another quarter of strong execution and resilient performance. We achieved our ninth consecutive quarter of year-over-year revenue growth, driven by steady demand for our core PaaS and SaaS offerings and the continued enhancement of our product portfolio. Looking ahead, we remain focused on deepening our relationships with core customers, strengthening our global presence, and advancing product innovation, particularly in AI-driven software and developer services. Through disciplined operations and sustained investment in key technologies, we aim to further enhance the value we create for customers, partners, and shareholders.”

Mr. Yi (Alex) Yang, Director and Chief Financial Officer of Tuya, added, “In the third quarter, Tuya maintained a solid financial foundation. Gross margin improved to 48.3% year over year, and we continued to expand operating leverage through disciplined cost management. GAAP net profit turned positive and showed a significant improvement from the prior year, while non-GAAP profitability remained strong with a net margin of 24.4%. We generated US$30 million in operating cash flow during the quarter and maintained a robust net cash position of over US$1.0 billion. These financial strengths provide us the flexibility to navigate external uncertainties and continue investing in long-term growth initiatives.”

Third Quarter 2025 Unaudited Financial Results

REVENUE

Total revenue in the third quarter of 2025 increased by 1.1% to US$82.5 million from US$81.6 million in the same period of 2024.

●	PaaS revenue in the third quarter of 2025 increased by 2.4% to US$59.2 million from US$57.9 million in the same period of 2024, primarily due to increasing demand compared with the same period of 2024 and the Company’s strategic focus on customer needs and product enhancements, despite the disruptions in the international business environment due to tariff-related headwinds since this April. As a result, the Company’s DBNER of PaaS for the trailing 12 months ended September 30, 2025 softened to 109%, compared to 124% for the trailing 12 months ended September 30, 2024.

●	SaaS and others revenue in the third quarter of 2025 increased by 15.4% to US$11.5 million from US$9.9 million in the same period of 2024, primarily due to an increase in revenue from cloud software products. During the quarter, the Company remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

●	Smart solution revenue in the third quarter of 2025 decreased by 14.6% to US$11.8 million from US$13.8 million in the same period of 2024.

COST OF REVENUE

Cost of revenue in the third quarter of 2025 decreased by 3.2% to US$42.7 million from US$44.1 million in the same period of 2024.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the third quarter of 2025 increased by 6.1% to US$39.8 million from US$37.5 million in the same period of 2024. The gross margin in the third quarter of 2025 was 48.3%, compared to 46.0% in the same period of 2024.

●	PaaS gross margin in the third quarter of 2025 was 48.8%, compared to 46.9% in the same period of 2024.

●	SaaS and others gross margin in the third quarter of 2025 was 70.8%, compared to 71.6% in the same period of 2024.

●	Smart solution gross margin in the third quarter of 2025 was 23.8%, compared to 23.5% in the same period of 2024.

Gross margin of each revenue stream increased or fluctuated primarily due to changes in products and solutions mix. As an AI developer platform with rich ecosystem of smart devices and applications, the Company is committed to focusing on software products with compelling value propositions while maintaining cost efficiency.

OPERATING EXPENSES

Operating expenses decreased by 34.1% to US$36.0 million in the third quarter of 2025 from US$54.6 million in the same period of 2024. Non-GAAP operating expenses increased by 2.6% to US$30.9 million in the third quarter of 2025 from US$30.1 million in the same period of 2024. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

●	Research and development expenses in the third quarter of 2025 were US$22.8 million, down 8.4% from US$24.9 million in the same period of 2024, primarily because of (i) the lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized and (ii) partially offset by employee-related costs due to regular team movements. Non-GAAP adjusted research and development expenses in the third quarter of 2025 were US$21.7 million, compared to US$19.9 million in the same period of 2024.

●	Sales and marketing expenses in the third quarter of 2025 were US$8.0 million, down 17.3% from US$9.7 million in the same period of 2024, primarily because of (i) the decrease in employee-related costs due to regular team movements, (ii) the lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized. Non-GAAP adjusted sales and marketing expenses in the third quarter of 2025 were US$7.5 million, compared to US$8.0 million in the same period of 2024.

●	General and administrative expenses in the third quarter of 2025 were US$8.5 million, down 62.0% from US$22.3 million in the same period of 2024, primarily because of (i) the lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized, (ii) a decrease in professional service costs, among other things. Non-GAAP adjusted general and administrative expenses in the third quarter of 2025 were US$4.9 million, compared to US$4.4 million in the same period of 2024.

●	Other operating income, net in the third quarter of 2025 was US$3.2 million, primarily due to the receipt of software value-added tax refunds.

LOSS/PROFIT FROM OPERATIONS AND OPERATING MARGIN

Profit from operations in the third quarter of 2025 was US$3.8 million, compared to a loss of US$17.1 million in the same period of 2024. The Company had a non-GAAP profit from operations of US$8.9 million in the third quarter of 2025, compared to a non-GAAP profit from operations of US$7.4 million in the same period of 2024, consistently achieving operating profitability and leverage.

Operating margin in the third quarter of 2025 was 4.6%, improved by 25.6 percentage points from negative 21.0% in the same period of 2024. Non-GAAP operating margin in the third quarter of 2025 was 10.8%, improved by 1.7 percentage points from 9.1% in the same period of 2024.

NET LOSS/PROFIT AND NET MARGIN

Net profit in the third quarter of 2025 was US$15.0 million, compared to a loss of US$4.4 million in the same period of 2024. Non-GAAP net profit in the third quarter of 2025 was US$20.1 million, compared to US$20.1 million in the same period of 2024, consistently demonstrating profitability and improved leverage, despite being partially impacted by interest rate cuts.

Net margin in the third quarter of 2025 was 18.2%, improved by 23.6 percentage points from negative 5.4% in the same period of 2024. Non-GAAP net margin in the third quarter of 2025 was 24.4%, compared to 24.7% in the same period of 2024.

BASIC AND DILUTED NET LOSS/PROFIT PER ADS

Basic and diluted net profit per ADS was US$0.02 in the third quarter of 2025, compared to basic and diluted net loss of US$0.01 in the same period of 2024. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net profit per ADS was US$0.03 in the third quarter of 2025, compared to non-GAAP basic and diluted net profit of US$0.04 in the same period of 2024.

CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND TREASURY SECURITIES RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS

Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,026.5 million as of September 30, 2025, compared to US$1,016.7 million as of December 31, 2024. The Company believes its current cash position is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities in the third quarter of 2025 was US$30.0 million, compared to US$23.9 million in the same period of 2024. The net cash generated from operating activities for the third quarter of 2025 mainly due to working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

Business Outlook

Based on recent trends, the overall operating environment for connected devices and intelligent solutions remains complex but is demonstrating greater stability compared with earlier in the year. Participants across the value chain – including manufacturers, brands, and channel partners – maintain a cautious approach to planning; however, we are observing a normalization in project execution and clearer demand visibility in several of our core categories.

At the same time, enterprises and consumers worldwide are accelerating their adoption of AI technologies and smart hardware. In the third quarter, Tuya continued to advance its AI and platform strategy by enhancing its AI-powered PaaS and SaaS offerings, expanding industry-focused solutions such as space-intelligence, and further cultivating its global developer and partner ecosystem. These initiatives are designed to reinforce our position as a leading AI developer platform and drive diversified, higher-value revenue streams over the long term.

Building on the progress achieved in recent quarters, including sustained profitability, an improved margin profile, and strong operating cash flow, the Company remains focused on disciplined execution while selectively investing in key product, technology, and market growth opportunities. Tuya believes that its platform capabilities, ecosystem strengths, and solid financial position provide a strong foundation to navigate near-term uncertainties and capture long-term structural opportunities in the global intelligent technology market.

In response to this evolving market environment, the Company will remain committed to continuously iterating and improving its products and services and further enhancing software and hardware capabilities, particularly by leveraging the AI capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interest rates volatility, the imposition of new tariffs, or adjustments in existing tariffs or trade barriers, and broader geopolitical uncertainties.

Conference Call Information

The Company’s management will hold a conference call at 07:30 P.M. Eastern Time on Monday, November 24, 2025 (08:30 A.M. Hong Kong Time on Tuesday, November 25, 2025) to discuss the financial results. In advance of the conference call, all participants must use the following links to complete the online registration process. Upon registering, each participant will receive the dial-in information and a unique PIN (personal access code) to join the call, and an email confirmation with the details.

Participants Online Webcast Registration:

https://edge.media-server.com/mmc/p/qmezjvzg

Participants Call Registration:

https://register-conf.media-server.com/register/BI86c04c19c52a48c6bb64d46104c02dff

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tuya.com, and a replay of the webcast will be available following the session.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AI developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its AI developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP profit from operations (including non-GAAP operating margin), non-GAAP net profit (including non-GAAP net margin), and non-GAAP basic and diluted net profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, credit-related impairment of long-term investments and litigation costs from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses, credit-related impairment of long-term investments and litigation costs have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

HL Strategy

Haiyan LI-LABBE

Email: hl@hl-strategy.com

Piacente Financial Communications China

Tel: +86-10-6508-0677

U.S. Tel: +1-212-481-2050

Email: tuya@thepiacentegroup.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND SEPTEMBER 30, 2025

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of December 31,	As of September 30,
	2024	2025
ASSETS
Current assets:
Cash and cash equivalents	653,334	845,274
Restricted cash	50	–
Short-term investments	194,536	112,395
Accounts receivable, net	7,592	9,999
Notes receivable, net	7,485	11,952
Inventories, net	23,840	23,138
Prepayments and other current assets, net	16,179	17,839

Total current assets	903,016	1,020,597

Non-current assets:
Restricted cash	–	243
Property, equipment and software, net	6,619	11,424
Land use rights, net	8,825	8,792
Operating lease right-of-use assets, net	4,550	3,729
Long-term investments	180,092	81,397
Other non-current assets, net	678	668

Total non-current assets	200,764	106,253

Total assets	1,103,780	1,126,850

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	19,051	23,285
Advances from customers	31,346	26,671
Deferred revenue, current	7,525	9,087
Accruals and other current liabilities	32,257	64,227
Incomes tax payables	360	490
Lease liabilities, current	3,798	1,820

Total current liabilities	94,337	125,580

Non-current liabilities:
Lease liabilities, non-current	851	1,631
Deferred revenue, non-current	377	401
Other non-current liabilities	767	–

Total non-current liabilities	1,995	2,032

Total liabilities	96,332	127,612

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2024 AND SEPTEMBER 30, 2025

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of December 31, 2024	As of September 30, 2025
Shareholders’ equity:
Class A ordinary shares	25	27
Class B ordinary shares	4	4
Treasury stock	(15,726)	–
Additional paid-in capital	1,612,712	1,548,005
Accumulated other comprehensive loss	(19,716)	(17,523)
Accumulated deficit	(569,851)	(531,275)

Total shareholders’ equity	1,007,448	999,238

Total liabilities and shareholders’ equity	1,103,780	1,126,850

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE (LOSS)/INCOME

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2024	2025	2024	2025
Revenue	81,617	82,487	216,558	237,304
Cost of revenue	(44,102)	(42,685)	(114,366)	(122,505)

Gross profit	37,515	39,802	102,192	114,799

Operating expenses:
Research and development expenses	(24,877)	(22,775)	(71,344)	(67,958)
Sales and marketing expenses	(9,663)	(7,993)	(28,033)	(24,165)
General and administrative expenses	(22,301)	(8,474)	(54,636)	(26,789)
Other operating incomes, net	2,213	3,237	7,997	7,546

Total operating expenses	(54,628)	(36,005)	(146,016)	(111,366)

(Loss)/profit from operations	(17,113)	3,797	(43,824)	3,433

Other income
Other non-operating incomes, net	766	766	3,413	2,300
Financial income, net	12,985	11,376	38,244	34,532
Foreign exchange loss, net	(638)	(706)	(1,000)	(56)

(Loss)/profit before income tax expense	(4,000)	15,233	(3,167)	40,209
Income tax expense	(373)	(261)	(1,621)	(1,633)

Net (loss)/profit	(4,373)	14,972	(4,788)	38,576

Net (loss)/profit attributable to Tuya Inc.	(4,373)	14,972	(4,788)	38,576

Net (loss)/profit attributable to ordinary shareholders	(4,373)	14,972	(4,788)	38,576

Net (loss)/profit	(4,373)	14,972	(4,788)	38,576

Other comprehensive income Changes in fair value of long-term investments	–	–	(139)	91
Transfer out of fair value changes of long-term investments	–	–	(65)	–
Foreign currency translation	2,904	1,703	1,876	2,102

Total comprehensive (loss)/income attributable to Tuya Inc.	(1,469)	16,675	(3,116)	40,769

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2024	2025	2024	2025
Net (loss)/profit attributable to Tuya Inc.	(4,373)	14,972	(4,788)	38,576

Net (loss)/profit attributable to ordinary shareholders	(4,373)	14,972	(4,788)	38,576

Weighted average number of ordinary shares used in computing net (loss)/profit per share
– Basic	569,821,232	611,862,458	562,913,590	611,032,000
– Diluted	569,821,232	614,106,059	562,913,590	613,156,826

Net (loss)/profit per share attributable to ordinary shareholders
– Basic	(0.01)	0.02	(0.01)	0.06
– Diluted	(0.01)	0.02	(0.01)	0.06

Share-based compensation expenses were included in:
Research and development expenses	4,978	1,124	11,860	4,600
Sales and marketing expenses	1,675	469	4,229	1,789
General and administrative expenses	17,663	3,532	39,450	14,490

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2024	2025	2024	2025
Net cash generated from operating activities	23,851	29,971	50,170	57,514
Net cash (used in)/generated from investing activities	(28,213)	91,424	61,872	171,392
Net cash used in financing activities	(328)	–	(178)	(36,912)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	826	51	503	139

Net (decrease)/increase in cash and cash equivalents, restricted cash	(3,864)	121,446	112,367	192,133

Cash and cash equivalents, restricted cash at the beginning of period	614,919	724,071	498,688	653,384

Cash and cash equivalents, restricted cash at the end of period	611,055	845,517	611,055	845,517

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2024	2025	2024	2025
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(24,877)	(22,775)	(71,344)	(67,958)
Add: Share-based compensation expenses	4,978	1,124	11,860	4,600
Adjusted Research and development expenses	(19,899)	(21,651)	(59,484)	(63,358)

Sales and marketing expenses	(9,663)	(7,993)	(28,033)	(24,165)
Add: Share-based compensation expenses	1,675	469	4,229	1,789
Adjusted Sales and marketing expenses	(7,988)	(7,524)	(23,804)	(22,376)

General and administrative expenses	(22,301)	(8,474)	(54,636)	(26,789)
Add: Share-based compensation expenses	17,663	3,532	39,450	14,490
Add: Credit-related impairment of long-term investments	–	–	189	27
Add: Litigation costs	200	–	2,300	–
Adjusted General and administrative expenses	(4,438)	(4,942)	(12,697)	(12,272)

Reconciliation of (loss)/profit from operations to non-GAAP profit from operations
(Loss)/profit from operations	(17,113)	3,797	(43,824)	3,433
Add: Share-based compensation expenses	24,316	5,125	55,539	20,879
Add: Credit-related impairment of long-term investments	–	–	189	27
Add: Litigation costs	200	–	2,300	–
Non-GAAP Profit from operations	7,403	8,922	14,204	24,339

Non-GAAP Operating margin	9.1%	10.8%	6.6%	10.3%

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

DIRECTLY COMPARABLE FINANCIAL MEASURES (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2024	2025	2024	2025
Reconciliation of net (loss)/profit to non-GAAP net profit
Net (loss)/profit	(4,373)	14,972	(4,788)	38,576
Add: Share-based compensation expenses	24,316	5,125	55,539	20,879
Add: Credit-related impairment of long-term investments	–	–	189	27
Add: Litigation costs	200	–	2,300	–
Non-GAAP Net profit	20,143	20,097	53,240	59,482

Non-GAAP Net margin	24.7%	24.4%	24.6%	25.1%

Weighted average number of ordinary shares used in computing non-GAAP net profit per share
– Basic	569,821,232	611,862,458	562,913,590	611,032,000

– Diluted	571,386,571	614,106,059	585,311,819	613,156,826

Non-GAAP net profit per share attributable to ordinary shareholders
– Basic	0.04	0.03	0.09	0.10

– Diluted	0.04	0.03	0.09	0.10